UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of the Securities Ex

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

☑ Filed by the Registrant   ☐ Filed by a Party other than the Registrant

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☐	Preliminary Proxy Statement
☐	Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☑	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12



Service Corporation International

(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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☐	Fee paid previously with preliminary materials.
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SERVICE CORPORATION INTERNATIONAL
ATTN: INVESTOR RELATIONS
1929 ALLEN PARKWAY
HOUSTON, TX 77019



Your **Vote** Counts!

SERVICE CORPORATION INTERNATIONAL

2026 Annual Meeting
Vote by May 5, 2026 11:59 PM ET. For shares held in a Plan, vote by May 3, 2026 11:59 PM ET.

V84891-P39571

You invested in SERVICE CORPORATION INTERNATIONAL and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on May 6, 2026.**

Get informed before you vote

View the Notice and Proxy Statement and Form 10-K online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 22, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

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Point your camera here and vote without entering a control number





Vote in Person at the Meeting*

May 6, 2026
9:00 AM CT

The Conference Center
Heritage I and II, Service Corporation International
1929 Allen Parkway
Houston, TX 77019

*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

	Voting Items	Board Recommends
1.	Election of Directors:	
	Nominees:	
1a.	Anthony L. Coelho	For
1b.	Jakki L. Haussler	For
1c.	Thad Hill	For
1d.	Carl Loredo	For
1e.	Victor L. Lund	For
1f.	Ellen Ochoa	For
1g.	Thomas L. Ryan	For
1h.	C. Park Shaper	For
1i.	Sara Martinez Tucker	For
1j.	Marcus A. Watts	For
2.	Ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.	For
3.	To approve, by advisory vote, named executive officer compensation.	For
4.	To approve an amendment to the Articles of Incorporation and Bylaws to reduce the minimum required number of directors.	For
5.	To approve an amendment to the Articles of Incorporation and Bylaws to permit the Board to increase the number of directors and fill newly created vacancies on the Board.	For
6.	To approve an amendment to the Articles of Incorporation to limit the liability of officers as permitted by law.	For
7.	To approve the 2026 Equity Incentive Plan.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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